SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Amendment No. 5

Under the Securities Exchange Act of 1934

PERION NETWORK LTD.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.03 Per Share

 (Title of Class of Securities)

M78673114

 (CUSIP Number)

Dror Erez
c/o Como
2 Ilan Ramon Street
Ness-Ziona, Israel 7403635
Telephone: +972-8-946-1713

with a copy to:

Jonathan M. Nathan, Adv.
Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Road
Ramat Gan, Israel 5250608

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2019

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.M78673114
1.	NAMES OF REPORTING PERSONS Dror Erez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,264,007
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,264,007
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,264,007
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage is based upon 26,230,237 ordinary shares of the Issuer outstanding (excluding 115,339 ordinary shares held by the Issuer) as of December 23, 2019, as reported by the Issuer in its proxy statement for its annual general meeting of shareholders to be held on February 6, 2020, furnished to the SEC on December 26, 2019.

Item 1.  Security and Issuer.

This Amendment No. 5 (this “Amendment No. 5”) to the Statement of Beneficial Ownership on Schedule 13D filed on January 13, 2014 (the “Statement”), as amended by Amendment No. 1 thereto, filed on November 25, 2015 (“Amendment No. 1”), Amendment No. 2 thereto, filed on May 31, 2017 (“Amendment No. 2”), Amendment No. 3 thereto, filed on January 30, 2019 (“Amendment No. 3”) and Amendment No. 4 thereto, filed on February 20, 2019 (“Amendment No. 4”), relates to the ordinary shares, par value NIS 0.03 per share (“Ordinary Shares”) of Perion Network Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim St., Holon, Israel 5885849.

This Amendment No. 5 amends and supplements the Statement, as previously amended and supplemented by Amendment No.’s 1 through 4. Capitalized terms used herein and not otherwise defined shall have the meanings provided therefor in the Statement and in Amendment No.’s 1 through 4.

This Amendment No. 5 is being filed by Dror Erez, an individual (the “Reporting Person”), for the purpose of reporting his sale, during a period beginning on October 17, 2019 and concluding on December 19, 2019, of 274,540 Ordinary Shares (the “Shares”), which has reduced his beneficial ownership (i) by in excess of one percent (1%) of the Issuer’s outstanding Ordinary Shares since the filing of Amendment No. 4, and (ii) below 5% of the Issuer’s outstanding Ordinary Shares.

               The sales of the Shares were effected via open market transactions on the NASDAQ Global Market

Item 2.  Identity and Background.

The information concerning the Reporting Person that appeared in Item 2 of the Statement is incorporated by reference in this Item 2 of Amendment No. 5.

Item 3.  Source and Amount of Funds or Other Consideration.

The information concerning the source and amount of consideration provided by the Reporting Person for his acquisition of Ordinary Shares that appeared in Item 3 of the Statement is incorporated by reference in this Item 3 of Amendment No. 5.  The Reporting Person has not acquired any additional Ordinary Shares since the filing of the Statement.

Item 4. Purpose of Transaction.

The Reporting Person may acquire or sell additional Ordinary Shares from time to time.

Other than as described immediately above, as of the filing of this Amendment No. 5, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares, or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Ordinary Shares to be delisted from the NASDAQ Global Market or any other national securities exchange on which they may be listed in the future or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership in this Amendment No. 5 are made on the basis of 26,230,237 Ordinary Shares outstanding (excluding 115,339 Ordinary Shares held by the Issuer) as of December 23, 2019, as reported by the Issuer in its proxy statement for its annual general meeting of shareholders to be held on February 6, 2020, furnished to the Securities and Exchange Commission (the “SEC”) on December 26, 2019.

(a)          The Reporting Person beneficially owns 1,264,007 Ordinary Shares of the Issuer, all of which are held directly by the Reporting Person, representing approximately 4.8% of the issued and outstanding share capital of the Issuer.

(b)          The Reporting Person possesses sole power to vote and direct the vote, and sole power to dispose or to direct the disposition, of all 1,264,007 Ordinary Shares held by him.

(c)           During the period beginning on October 17, 2019 and concluding on December 19, 2019, the Reporting Person sold the 274,540 Shares in open market transactions on the NASDAQ Global Market. The following table provides the required information with respect to those open-market sales transactions:

Trade Date	Quantity	Price
October 17, 2019	10,352	$5.1849
October 18, 2019	5,826	$5.1457
October 21, 2019	5,362	$5.0436
October 22, 2019	4,932	$5.1930
October 23, 2019	2,270	$5.1312
October 24, 2019	8,795	$5.4064
October 25, 2019	5,290	$5.4714
October 28, 2019	4,251	$5.5033
October 29, 2019	6,264	$5.4505
October 30, 2019	4,163	$5.3393
October 31, 2019	2,900	$5.3567
November 1, 2019	4,400	$5.4798
November 4, 2019	6,279	$5.7468
November 5, 2019	8,600	$5.8349
November 6, 2019	4,900	$6.1381
November 6, 2019	28,501	$5.4296
November 7, 2019	10,263	$5.2300
November 8, 2019	5,309	$5.0454
November 11, 2019	5,500	$5.1350
November 12, 2019	6,247	$5.1670
November 13, 2019	4,024	$5.0482
November 14, 2019	3,793	$5.0787
November 15, 2019	3,382	$5.1020
November 18, 2019	4,000	$5.1443
November 19, 2019	2,900	$5.0317

November 20, 2019	1,695	$5.0147
November 21, 2019	2,200	$5.0098
November 22, 2019	2,100	$5.0200
November 25, 2019	3,100	$5.0289
November 26, 2019	4,450	$5.0725
November 27, 2019	6,227	$5.3175
November 29, 2019	2,400	$5.3633
December 2, 2019	6,238	$5.3412
December 3, 2019	2,545	$5.2471
December 4, 2019	3,500	$5.3046
December 5, 2019	1,600	$5.2244
December 6, 2019	1,867	$5.2250
December 9, 2019	6,297	$5.4463
December 10, 2019	6,560	$5.6082
December 11, 2019	4,197	$5.4374
December 12, 2019	5,105	$5.2862
December 13, 2019	3,236	$5.3029
December 16, 2019	16,457	$5.7731
December 17, 2019	8,541	$5.7100
December 18, 2019	5,600	$5.7638
December 19, 2019	10,630	$6.0911
December 19, 2019	11,492	$6.0693

Other than the foregoing transactions, the Reporting Person has not effected any transaction in the Ordinary Shares of the Issuer during the last 60 days.

(d)          Not applicable.

(e)          As of December 19, 2019, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Registration Rights Undertaking set forth in Item 6 of the Statement, as well as the filing and effectiveness of the Purchase Agreement F-3, as set forth in Item 6 of Amendment No. 1, are incorporated by reference herein.

Other than as described in Item 6 of the Statement and Item 6 of Amendment No. 1, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1— Form of Registration Rights Undertaking by the Issuer in favor of the former shareholders of ClientConnect, annexed as Appendix C to the Purchase Agreement, dated as of September 16, 2013, by and among the Issuer, Conduit and ClientConnect (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer furnished by the Issuer to the SEC on October 15, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Dror Erez DROR EREZ

Dated: December 30, 2019